Exhibit 3.1

AMENDED AND RESTATED BYLAWS

OF

BANCFIRST CORPORATION

(amendments effective February 28, 2008)

ARTICLE XVI

CERTIFICATES OF STOCK

Section 1. The shares of stock of the Corporation may be represented by certificates in such form as may be approved by the Board of Directors. The certificates of stock of the corporation shall be numbered and shall be entered in the books of the corporation as they are issued. They shall contain the name of the corporation and state that it is incorporated under the laws of Oklahoma and other statements as may be required by law. They shall exhibit the holder’s name, the number of shares and par value thereof and shall be signed by the president or a vice president and the secretary or an assistant secretary. Where, however, such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting in behalf of the corporation, and a registrar, the signatures of any of the above-named officers may be by facsimile. Notwithstanding the foregoing provisions regarding share certificates, officers of the Corporation may provide that some or all of any or all of classes or series of the Corporation’s common or any preferred shares may be uncertificated shares.

ARTICLE XVII

TRANSFER OF STOCK

Section 1. Transfers of stock shall be made on the books of the corporation only by the person named in the certificate, or in the case of the uncertificated shares by the person named as the owner on the corporation’s direct registry system, or by an attorney, lawfully constituted in writing, and upon surrender of the certificate therefore and in full and complete compliance with all of the terms and conditions set forth on such certificate, applicable statutes, the Articles of Incorporation and these bylaws.